File No:  333-
                                                          CIK #1025213

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:  Van Kampen American Capital Equity
                         Opportunity Trust, Series 67

B. Name of Depositor:    Van Kampen American Capital Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

   One Parkview Plaza
   Oakbrook Terrace Illinois  60181

D. Name and complete address of agents for service:

   Chapman And Cutler           Van Kampen American Capital Distributors, Inc.
   Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
   111 West Monroe Street       One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181

E. Title and amount of securities being registered: An indefinite number of Units of undivided fractional beneficial interests pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G. Amount of registration fee:  Not Applicable

H. Approximate date of proposed sale to the public:

   As Soon As Practicable After The Effective Date Of The Registration
                                Statement
______________________________________________________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
          Van Kampen American Capital Equity Opportunity Trust
                                Series 67
                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                     ) Prospectus Front Cover Page

    (b)  Title of securities issued        ) Prospectus Front Cover Page

 2. Name and address of Depositor          ) Summary of Essential Financial
                                           ) Information
                                           ) Trust Administration

 3. Name and address of Trustee            ) Summary of Essential Financial
                                           ) Information
                                           ) Trust Administration

 4. Name and address of principal          ) Trust Administration
      underwriter

 5. Organization of trust                  ) The Trust

 6. Execution and termination of           ) The Trust
      Trust Indenture and Agreement        ) Trust Administration

 7. Changes of Name                        ) *

 8. Fiscal year                            ) *

 9. Material Litigation                    ) *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding          ) The Trust
      Trust's securities and               ) Tax Status
      rights of security holders           ) Public Offering
                                           ) Rights of Unitholders
                                           ) Trust Administration
                                           ) Risk Factors

11. Type of securities comprising          ) Prospectus Front Cover Page
      units                                ) The Trust
                                           ) Trust Portfolio
                                           ) Risk Factors

12. Certain information regarding          ) *
      periodic payment certificates        )

13. (a)  Loan, fees, charges and expenses  ) Prospectus Front Cover Page
                                           ) Summary of Essential Financial
                                           ) Information
                                           ) Trust Portfolio
                                           )
                                           ) Trust Operating Expenses
                                           ) Public Offering
                                           ) Rights of Unitholders

    (b)  Certain information regarding     )
           periodic payment plan           ) *
           certificates                    )

    (c)  Certain percentages               ) Prospectus Front Cover Page
                                           ) Summary of Essential Financial
                                           ) Information
                                           )
                                           ) Public Offering
                                           ) Rights of Unitholders

    (d)  Certain other fees, expenses or   ) Trust Operating Expenses
           charges payable by holders      ) Rights of Unitholders

    (e)  Certain profits to be received    ) Public Offering
           by depositor, principal         ) Trust Portfolio
           underwriter, trustee or any     )
           affiliated persons              )

    (f)  Ratio of annual charges           ) *
           to income                       )

14. Issuance of Trust's securities         ) Rights of Unitholders

15. Receipt and handling of payments       ) *
      from purchasers                      )

16. Acquisition and disposition of         ) The Trust
      underlying securities                ) Rights of Unitholders
                                           ) Trust Administration

17. Withdrawal or redemption               ) Rights of Unitholders
                                           ) Trust Administration
18. (a)  Receipt and disposition           ) Prospectus Front Cover Page
           of income                       ) Rights of Unitholders

    (b)  Reinvestment of distributions     ) *

    (c)  Reserves or special funds         ) Trust Operating Expenses
                                           ) Rights of Unitholders
    (d)  Schedule of distributions         ) *

19. Records, accounts and reports          ) Rights of Unitholders
                                           ) Trust Administration

20. Certain miscellaneous provisions       ) Trust Administration
      of Trust Agreement                   )

21. Loans to security holders              ) *

22. Limitations on liability               ) Trust Portfolio
                                           ) Trust Administration
23. Bonding arrangements                   ) *

24. Other material provisions of           ) *
    Trust Indenture Agreement              )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor             ) Trust Administration

26. Fees received by Depositor            ) *

27. Business of Depositor                 ) Trust Administration

28. Certain information as to             ) *
      officials and affiliated            )
      persons of Depositor                )

29. Companies owning securities           ) *
      of Depositor                        )
30. Controlling persons of Depositor      ) *

31. Compensation of Officers of           ) *
      Depositor                           )

32. Compensation of Directors             ) *

33. Compensation to Employees             ) *

34. Compensation to other persons         ) *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities    ) Public Offering
      by states                           )

36. Suspension of sales of trust's        ) *
      securities                          )
37. Revocation of authority to            ) *
      distribute                          )

38. (a)  Method of distribution           )
                                          )
    (b)  Underwriting agreements          ) Public Offering
                                          )
    (c)  Selling agreements               )

39. (a)  Organization of principal        ) *
           underwriter                    )

    (b)  N.A.S.D. membership by           ) *
           principal underwriter          )

40. Certain fees received by              ) *
      principal underwriter               )

41. (a)  Business of principal            ) Trust Administration
           underwriter                    )

    (b)  Branch offices or principal      ) *
           underwriter                    )

    (c)  Salesmen or principal            ) *
           underwriter                    )

42. Ownership of securities of            ) *
      the trust                           )

43. Certain brokerage commissions         ) *
      received by principal underwriter   )

44. (a)  Method of valuation              ) Prospectus Front Cover Page
                                          ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Operating Expenses
                                          ) Public Offering
    (b)  Schedule as to offering          ) *
           price                          )

    (c)  Variation in offering price      ) *
           to certain persons             )

46. (a)  Redemption valuation             ) Rights of Unitholders
                                          ) Trust Administration
    (b)  Schedule as to redemption        ) *
           price                          )

47. Purchase and sale of interests        ) Public Offering
      in underlying securities            ) Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of        ) Trust Administration
      trustee                             )

49. Fees and expenses of trustee          ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Operating Expenses

50. Trustee's lien                        ) Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's       )
      securities                          ) *

52. (a)  Provisions of trust agreement    )
           with respect to replacement    ) Trust Administration
           or elimination portfolio       )
           securities                     )

    (b)  Transactions involving           )
           elimination of underlying      ) *
           securities                     )

    (c)  Policy regarding substitution    )
           or elimination of underlying   ) Trust Administration
           securities                     )

    (d)  Fundamental policy not           ) *
           otherwise covered              )

53. Tax Status of trust                   ) Tax Status

               VII.  Financial and Statistical Information

54. Trust's securities during             ) *
      last ten years                      )

55.                                       )
56. Certain information regarding         ) *
57.   periodic payment certificates       )
58.                                       )

59. Financial statements (Instructions    ) Report of Independent Certified
      1(c) to Form S-6)                   ) Public Accountants
                                          ) Statement of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Preliminary Prospectus Dated June 17, 1997

Subject To Completion

July 22, 1997

Principal Financial Securities, Inc.
Biotechnology Trust, Series 1

The Trust. Principal Financial Securities, Inc. Biotechnology Trust, Series 1 (the "Trust" ) is a unit investment trust which is contained in Van
Kampen American Capital Equity Opportunity Trust, Series 67. The Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio primarily consisting of common stocks issued by biotechnology companies (the "Equity Securities" ).
See "Portfolio." Unless terminated earlier, the Trust will terminate on July 22, 2001 and any Equity Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Equity Securities liquidated at termination will be sold at the then current market value for such Equity Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his or her Units.

Objectives of the Trust. The objectives of the Trust are to provide the potential for capital appreciation and income by investing in a portfolio primarily consisting of common stocks issued by biotechnology companies. See "Objectives and Securities Selection." Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited in the Trust. There is, of course, no guarantee that the objectives of the Trust will be achieved.

Public Offering Price. The Public Offering Price of the Units of the Trust includes the aggregate underlying value of the Securities in the Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is equal to the difference between the maximum total sales charge of 4.5% of the Public Offering Price and the maximum deferred sales charge ($0.20 per Unit). The monthly deferred sales charge ($0.0333 per Unit) will begin accruing on a daily basis on January 22, 1998 and will continue to accrue through July 21, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing February 22, 1998 and will be charged on the 22nd day of each month thereafter through July 22, 1998. Unitholders will be assessed only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.5% of the Public Offering Price (4.712% of the aggregate value of the Securities less the deferred sales charge) subject to reduction as set forth in "
Public Offering--General." During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 10,000 Units. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential
Financial Information." The minimum purchase is 200 Units (100 Units for a tax-sheltered retirement plan). See "Public Offering."

Additional Deposits. The Sponsor may, from time to time for approximately six months following the Initial Date of Deposit, deposit additional Equity Securities in the Trust as provided under "The Trust."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the applicable distribution date to Unitholders of record on the record date as set forth in the "
Summary of Essential Financial Information." The initial estimated distribution will be _____ per Unit and will be made on December 25, 1997 to Unitholders of record on December 10, 1997. Gross dividends, if any, received by the Trust will be distributed to Unitholders. Expenses of the Trust will be paid with proceeds from the sale of Equity Securities. For the consequences of such sales, see "Tax Status." Additionally, upon termination of the Trust, the Trustee will distribute to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."

Secondary Market for Units. After the initial offering period, although not obligated to do so, the Managing Underwriter intends to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and the bid prices of the over-the-counter traded Equity Securities), plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities), plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unitholder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and the bid prices of the over-the-counter traded Equity Securities), plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. See "Rights of Unitholders--Redemption of Units." Units sold or tendered for redemption prior to such time as the entire deferred sales charge has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

Termination. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. At least 60 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of shares of Equity Securities if such Unitholder owns at least 2,500 Units of the Trust rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. All Unitholders will receive cash in lieu of any fractional shares. To be effective, the election form, and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or
Termination."

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the stock market, volatile interest rates, economic recession and risks relating to an investment in biotechnology companies. The Trust is not actively managed and Equity Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal. See "Risk Factors."

Summary of Essential Financial Information
As of the Opening of Business on the Initial Date of Deposit: July 21, 1997

Managing Underwriter and Supervisor:  Principal Financial Securities, Inc.
                            Sponsor:  Van Kampen American Capital Distributors, Inc.
                          Evaluator:  American Portfolio Evaluation Services
                                      (A division of an affiliate of the Sponsor)
                            Trustee:  The Bank of New York

GENERAL INFORMATION

Number of Units<F1>.............................................................................................................
Fractional Undivided Interest in the Trust per Unit<F1>.........................................................................
Public Offering Price: .........................................................................................................
Aggregate Value of Equity Securities in Portfolio <F2>.......................................................................... $
Aggregate Value of Equity Securities per Unit................................................................................... $
Maximum Sales Charge <F3>....................................................................................................... $
Less Deferred Sales Charge per Unit............................................................................................. $
Public Offering Price per Unit <F3><F4><F5>..................................................................................... $
Redemption Price per Unit<F6>................................................................................................... $
Secondary Market Repurchase Price per Unit <F6>................................................................................. $
Excess of Public Offering Price per Unit over Redemption Price per Unit......................................................... $
Estimated Annual Dividends per Unit <F7>........................................................................................ $
Supervisor's Annual Supervisory Fee                   Maximum of $.0025 per Unit................................................
Evaluator's Annual Evaluation Fee                     Maximum of $.0025 per Unit................................................
Evaluation Time                                       4:00 P.M. New York time...................................................
Mandatory Termination Date                            July 22, 2001.............................................................
Minimum Termination Value:                            The Trust may be terminated if the net asset value of the Trust is less than 40% of the total value of Equity Securities deposited in the Trust during the primary offering period........................................

Trustee's Annual Fee............................$.008 per Unit
Estimated Annual Organizational Expenses <F8>...$_____ per Unit
Income Account Record Date......................Tenth day of December
Income Account Distribution Date................Twenty-fifth day of December
Capital Account Record Date.....................Tenth day of December
Capital Account Distribution Date <F9>..........Twenty-fifth day of December

<F1>As of the close of business on any day on which the Sponsor is the sole
Unitholder of the Trust, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amount indicated above.

<F2>Each Equity Security listed on a national securities exchange is valued at the closing sale price or if the Equity Security is not so listed, at the ask price thereof.

<F3>The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge of 4.5% of the Public Offering Price and the amount of the maximum deferred sales charge of $0.20 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. In addition to the initial sales charge, Unitholders will pay a deferred sales charge of $0.0333 per Unit per month which will begin accruing on a daily basis on January 22, 1998 and will continue to accrue through July 21, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing February 22, 1998 and will be charged on the 22nd day of each month thereafter through July 22, 1998. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sales of Securities. The total maximum sales charge will be 4.5% of the Public Offering Price (4.712% of the aggregate value of the Securities in the Trust less the deferred sales charge). See the "Fee Table" below and "Public Offering--Offering Price" .

<F4>On the Initial Date of Deposit there will be no cash in the income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

<F5>Commencing on July 22, 1998, the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 4.0% of the Public Offering Price and will be reduced by .5 of 1% on each subsequent July 22 to a minimum sales charge of 3.5%. See "
Public Offering."

<F6>The Redemption Price per Unit and the Secondary Market Repurchase Price per
Unit are reduced by the unpaid portion of the deferred sales charge.

<F7>Estimated annual dividends are based on annualizing the most recently declared dividends. Estimated Annual Dividends per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual annual dividends received per Unit will vary from the estimated amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities.

<F8>The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over the life of the Trust. See "Trust Operating Expenses" and "Statement of
Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts. Estimated Annual Organizational Expenses have been estimated based on a projected trust size of $_____. To the extent the Trust is larger or smaller, the actual organizational expenses paid by the Trust (and therefore by Unitholders) will vary from the estimated amount set forth above.

<F9>If the amount available for distribution in the Capital Account equals at least $0.01 per Unit, a distribution from the Capital Account will be made monthly on the last day of the month to Unitholders of record on the fifteenth day of such month.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in the Trust will bear directly or indirectly. See "Public Offering--Offering Price" and "Trust Operating Expenses". Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. Investors should note that while these examples are based on the public offering price and the estimated fees for the Trust the actual public offering price and fees could vary from the estimated amounts below.

                                                                                                                        Amount Per
Unitholder Transaction Expenses (as of the Initial Date of Deposit) (as a percentage  of offering price)                 100 Units
                                                                                                                    ---------------
 Initial Sales Charge Imposed on Purchase<F1>............................................................ 2.50%     $        25.00
 Deferred Sales Charge<F2>............................................................................... 2.00%              20.00
 Maximum Sales Charge.................................................................................... 4.50%     $        45.00
                                                                                                          ========= ===============
 Maximum Sales Charge Imposed on Reinvested Dividends<F3>................................................ 2.00%     $        20.00
                                                                                                          ========= ===============
Estimated Annual Trust Operating Expenses (as of the Initial Date of Deposit) (as a percentage of aggregate value)
 Trustee's Fee ..........................................................................................           $          0.80
 Portfolio Supervision and Evaluation Fees ..............................................................                      0.50
 Organizational Costs....................................................................................
 Other Operating Expenses ...............................................................................
                                                                                                          --------- ---------------
 Total ..................................................................................................           $
                                                                                                          ========= ===============

Example

                                                                                          Cumulative Expenses Paid for Period of:
                                                                                          ---------------------------------------
                                                                                           1 Year   3 Years   5 Years   10 Years
                                                                                           ------   -------   -------   --------
An investor would pay the following expenses on a $1,000 investment, assuming a 5%
annual return and redemption at the end of each time period                                $        $         N/A       N/A

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

The Initial Sales Charge is actually the difference between the Maximum Sales Charge (4.50% of the Public Offering Price) and the maximum deferred sales charge ($0.20 per Unit) and would exceed 1.00% if the Public Offering Price exceeds $10 per Unit.

The actual fee is $0.0333 per Unit per month, irrespective of purchase or redemption price, deducted over the 10 months commencing February 22, 1998. If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 2.00%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 2.00%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected.

Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders--Reinvestment Option" .

THE TRUST

--------------------------------------------------------------------------
Van Kampen American Capital Equity Opportunity Trust, Series 67 is comprised of one unit investment trust, Principal Financial Securities, Inc. Biotechnology Trust, Series 1 (the "Trust" ). The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement" ), dated the date of this Prospectus
(the "Initial Date of Deposit" ), among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, Principal Financial Securities, Inc., as Supervisor and The Bank of New York, as Trustee.

The Trust may be an appropriate medium for investors who desire to participate in a diversified portfolio of equity securities issued by biotechnology companies. Diversification of assets in the Trust will not eliminate the risk of loss always inherent in the ownership of securities. For a breakdown of the portfolio see "Trust Portfolio."

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Equity Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Equity Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Equity Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust
Agreement, the Trust will terminate on the Mandatory Termination Date and Equity Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

Additional Units of the Trust may be issued at any time by depositing in the Trust additional Equity Securities, contracts to purchase securities or irrevocable letters of credit or cash with instructions to purchase additional Equity Securities in exchange for the corresponding number of additional Units. As additional Units are issued by the Trust as a result of the deposit of additional Equity Securities by the Sponsor, the aggregate value of the securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Equity Securities (or cash or a letter of credit with instructions to purchase additional Equity Securities) into the Trust for approximately six months following the Initial Date of Deposit. Such additional deposits may be made provided that for 90 days such additional deposits will be in amounts which will maintain, as nearly as practicable, that percentage of each Equity Security in the Trust's portfolio based on market value as of the Initial Date of Deposit, and thereafter such additional deposits will be in amounts which will maintain the proportionate relationship based on the number of shares of each Equity Security in the Trust's portfolio as exists immediately preceding such additional deposit. Any deposit by the Sponsor of additional Securities will duplicate, as nearly as practicable, this original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. The required percentage relationship of the Equity Securities will be adjusted, to the extent necessary, to reflect the occurrence of a stock dividend, a stock split or similar event which affects the capital structure of the issuer of an Equity Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event.

Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Equity Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Managing Underwriter, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

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The objectives of the Trust are to provide investors with the potential for capital appreciation and income. The portfolio is described under "Trust Portfolio" and "Portfolio" herein. The Equity Securities were selected by Principal Financial Securities, Inc., the Managing Underwriter. Over the next few years, the Managing Underwriter anticipates that shares of well-placed biotechnology firms could offer substantial investment opportunities. The Managing Underwriter believes that the biotech industry is currently in pursuit of the solutions to many of today's medical problems and that the major drug industry recognizes this and has formed important strategic alliances with a broad cross-section of biotech firms. In addition, the Managing Underwriter believes that some biotech issues may be bought out by major drug companies who are increasingly focusing on biotech solutions for their own product team.

Many of the issues in the biotech area, while holding the keys to a promising future of earnings realization on new products, do not have current earnings or broad product lines. There may be disappointments with individual companies which will partially offset potential gains of other issuers. A diversified investment approach is highly appropriate in this area.

The Principal Financial selection process, for potentially locating the best-positioned issues for investment, is geared toward identifying those companies which are in an advanced stage of product development. The companies in the selection universe have completed at least phase II on their important products or have important and deep-pocketed partners who are committed to the development process. The Managing Underwriter also believes it important to invest in those companies which can make the transition from research and development to production and marketing. The Managing Underwriter seeks companies that have either cash on hand which can see them through the next two years without new financing or the access to new funding through existing partners. Although the companies in the selection universe tend to be small capitalization issues, a floor of $250 million in market capitalization is required to help insure adequate liquidity.

A.C. Moore, senior vice president and chief investment strategist, serves as an advisor to Principal Financial Securities' CEO, Executive Committee, Research Department and investment consultants on the overall investment strategy for the firm and for its clients.

Moore has over 29 years of experience in the financial services industry as a securities analyst, research director and portfolio manager. He has served as a consultant to the Council of Economic Advisors during two presidential administrations and has been named among the top five most-quoted market strategists in the country. He has been a frequent guest on BBC, CNN, CNBC, CBS and PBS, including Louis Rukeyser's Wall Street Week.

Moore holds a bachelor's degree in finance from Wake Forest University and a Juris Doctor degree from the University of North Carolina, Chapel Hills School of Law. He is a member of The New York Society of Security Analysts, The Market Technicians Association, The Financial Analysts Federation and The American Bar Association.

General. An investor will be subjected to taxation on the dividend income received from the Trust and on gains from the sale or liquidation of Securities (see "Tax Status" ). Investors should be aware that there is not any guarantee that the objectives of the Trust will be achieved because they are subject to the continuing ability of the respective Equity Security issuers to continue to declare and pay dividends and because the market value of the Equity Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Equity Securities will increase or that the issuers of the Equity Securities will pay dividends on outstanding common shares. Any distributions of income will generally depend upon the declaration of dividends by the issuers of the Equity Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.

Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration" ). In addition,
Equity Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Equity Securities were selected by the Managing Underwriter prior to the Initial Date of Deposit. The Trust may continue to purchase or hold Equity Securities originally selected through this process even though the evaluation of the attractiveness of the Equity Securities may have changed and, if the evaluation were performed again at that time, the Equity Securities would not be selected for the Trust.

TRUST PORTFOLIO

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The Trust consists of approximately 24 issues of Equity Securities issued by biotechnology companies. All of the Equity Securities are listed on a national securities exchange, the NASDAQ National Market System or traded in the over-the-counter market. Each of the companies whose Equity Securities are included in the portfolio were selected by the Managing Underwriter based upon those factors referred to under "Objectives and Securities Selection" above. The following is a general description of each of the companies which the Managing Underwriter currently anticipates to be included in the Trust. The actual portfolio is subject to change at the Initial Date of Deposit.

Advanced Tissue Sciences, Inc. Advanced Tissue Sciences, Inc. has developed technology relating to the replication of bone marrow cells, skin cells and cells of other organs. The company is applying the technology to the development of products based on the growth of various human skin tissues. Advanced Tissue Sciences has also developed a skin replacement known as "Dermagraft" for treatment of severe burns and ulcers.

Affymetrix, Inc. Affymetrix, Inc. develops and manufactures a genetic information system called the "GeneChip". The company's system is a platform for acquiring, analyzing and managing complex genetic information to improve the diagnosis, monitoring and treatment of disease.

Agouron Pharmaceuticals, Inc. Agouron Pharmaceuticals, Inc. designs and develops novel drugs for the treatment of cancer, AIDS and other serious diseases. The company's technologies allow for the rational design of novel, small molecule drugs based upon the molecular structures of proteins which play key roles in human disease.

Amgen, Inc. Amgen, Inc. develops, manufactures and markets drugs based on advanced cellular and molecular biology. The company's two principal drugs are "Epogen", which promotes the production of red blood cells and "Neupogen", an agent that stimulates the production of certain white blood cells. Amgen markets its products in the United States and internationally.

Amylin Pharmaceuticals, Inc. Amylin Pharmaceuticals, Inc. researches for and develops novel therapeutic products based on amylin, a pancreatic hormone. Amylin plays a crucial role in carbohydrate metabolism and can be used to treat diabetes and other metabolic disorders. The company is testing an amylin-based drug for use in treating Type I diabetes and insulin-using Type II diabetes.

Arris Pharmaceutical Corporation. Arris Pharmaceutical Corporation is developing synthetic small molecule therapeutics which imitate the activity of proteins. The company uses artificial intelligence technology to replicate data from both "compound library screening" and "structure-based drug analysis" to produce the expected drug activity. Arris expects this approach to shorten the development cycle of a drug.

Biogen, Inc. Biogen, Inc. is a biopharmaceutical company involved in discovering and developing drugs for human healthcare through genetic engineering. The company's primary focus is on the development and testing of products used for the treatment of multiple sclerosis, inflammatory kidney and respiratory diseases and certain viruses and cancer.

Centocor, Inc. Centocor, Inc. utilizes biotechnology, principally monoclonal antibody technology, in the development of human health care products focusing on cancer, cardiovascular, autoimmune and infectious diseases. The company has two drugs that have been approved for sale, ReoPro and Panorex. ReoPro is used to reduce complications during heart surgery. Panorex treats post-operative colorectal cancer

Chiron Corporation. Chiron Corporation is an international biopharmaceutical company that discovers, develops and markets products to treat neurological disorders. The company is developing products for the treatment of ALS, narcolepsy, peripheral neuropathies, Alzheimer's disease and stroke. Chiron participates in four markets: diagnostics, ophthalmic surgical products, pediatric vaccines and therapeutics.

Genzyme Corporation. Genzyme Corporation (General Division) is a diversified, integrated human health care company. The company is active in the areas of therapeutics, diagnostic services, diagnostic products and pharmaceuticals.

Gilead Sciences, Inc. Gilead Sciences, Inc. is involved in the discovery and development of pharmaceuticals based on nucleotides, which are the basis of DNA and RNA. Nucleotides are molecules which can be modified chemically to cease the production or activity of disease-causing proteins. The company is focusing on viral infections, cardiovascular disease, inflammatory disease and cancer.

Guilford Pharmaceuticals, Inc. Guilford Pharmaceuticals, Inc. researches, develops and commercializes drugs for the treatment of cancer and other diseases and therapeutic and diagnostic products for neurological diseases and conditions. The company is seeking to commercialize "GLIADEL" for brain cancer and "DOPASCAN" for Parkinson's disease.

Human Genome Sciences, Inc. Human Genome Sciences, Inc. discovers human genes. The company uses gene sequencing techniques combined with a proprietary bioinformatics process to identify genes. Information gathered from gene sequencing and analysis will become the exclusive intellectual property of the company through patients and rights. Human Genome intends to collaborate and produce products based on the gene research.

IDEC Pharmaceuticals Corporation. IDEC Pharmaceuticals Corporation develops targeted immunotherapies for the treatment of cancer and autoimmune diseases. The company's products are active antibodies that target lymphocytes and harness the body's own mechanisms for fighting disease. Designed for administration in outpatient setting, IDEC's products also offer the potential for reduced treatment costs.

Ligand Pharmaceuticals. Ligand Pharmaceuticals develops drugs that regulate hormone activated intracellular receptors. These receptors play a role in regulating the genetic processes affecting diseases such as gynecological disorders, certain cancers and cardiovascular, inflammatory and skin diseases.

Liposome Company, Inc. Liposome Company, Inc. develops lipid and liposome-based pharmaceuticals. The company develops proprietary parenteral pharmaceuticals for the therapy, prevention and diagnosis of life-threatening illnesses. Liposomes are microscopic, man-made lipid spheres which can be engineered to entrap drugs, creating new pharmaceuticals which enhance efficiency and/or improve safety.

Millennium Pharmaceuticals, Inc. Millennium Pharmaceuticals, Inc. researches genetics, genomics and bioinformatics. The company develops therapeutic and diagnostic products for obesity, Type II diabetes, atherosclerosis, asthma, cancer and diseases of the central nervous system.

Neurocrine Biosciences, Inc. Neurocrine Biosciences, Inc. is discovering and developing novel therapeutics to treat diseases and disorders of the central nervous and immune systems.

Neurogen Corporation. Neurogen Corporation is a biopharmaceutical company which discovers, develops and manufactures products for the treatment of psychiatric and neurological disorders. The company uses genetic engineering, synthetic chemistry and neurobiology. Research focuses on therapeutic drugs in the hypnotic, antipsychotic, neurodegenerative disease and antidepressant market segments.

Regeneron Pharmaceuticals, Inc. Regeneron Pharmaceuticals, Inc. discovers and develops biotechnology-based compounds for the treatment of neurodegenerative diseases, peripheral neuropathies and nerve injury.

Transcend Therapeutics, Inc. Transcend Therapeutics, Inc. develops novel pharmaceuticals for the treatment of diseases associated with oxidative stress and resultant tissue damage. The company focuses on products for the critical care market. Transcend's lead products candidate, "Procysteine", is being used for the treatment and prevention of multiple organ dysfunction.

Triangle Pharmaceuticals, Inc. Triangle Pharmaceuticals, Inc. develops new drug candidates primarily in the antiviral area, with a focus on therapies for the HIV virus, including AIDS and the hepatitis B virus. The company has a portfolio consisting of five licensed drug candidates and two drug candidates for which the company has an option to acquire a license.

Vertex Pharmaceuticals, Inc. Vertex Pharmaceuticals, Inc. discovers, develops and commercializes novel, small molecule pharmaceuticals for the treatment of diseases for which there are currently limited or no effective treatments. The company is concentrating on drugs for the treatment of viral diseases, multidrug resistance in cancer, hemoglobin disorders, inflammation, autoimmune disease and other diseases.

Vical, Inc. Vical, Inc. is a developer of gene-based pharmaceutical products for human gene therapy. The company and its collaborators have developed core technologies that allow direct transfer of specific genes into cells "In Vivo" . Therapeutic areas that Vical is applying its gene transfer technology to are infectious diseases, cancer, cardiovascular diseases and autoimmune disorders.

General. The Trust consists of such of the Equity Securities listed under " Portfolio" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). See "Trust Administration--Portfolio
Administration." Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Unitholders will be unable to dispose of any of the Equity Securities as such and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such stocks so as to insure that the stocks are voted as closely as possible in the same manner and the same general proportion as are shares held by owners other than the Trust.

The Managing Underwriter may acquire the Equity Securities for the Sponsor. The Managing Underwriter in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. The Managing Underwriter may also, from time to time, issue reports on and make recommendations relating to equity securities, which may include the Equity Securities. From time to time the Managing Underwriter may act as investment banker or an employee or affiliate may be a director of a company whose shares are included among the Equity Securities; nonpublic information concerning such a company would not be disclosed to the Managing Underwriter or for the benefit of the Trust under such circumstances.

RISK FACTORS

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The Trust is concentrated in issuers within the biotechnology industry.
Accordingly, an investment in Units should be made with an understanding of the risks associated with companies in the health care industry. Because the Securities are issued by companies involved in a variety of sectors within the biotechnology industry, each Security may be subject to risks specific to the company's sector. The companies included in the Trust portfolio may include companies involved in research on antibodies, anti-infectives, biomaterials, blood substitutes, diagnostic imaging, drug delivery, drug discovery, drug design, genomics, immunology, neurosciences, novel manufacturing technologies, oncology, services including drug development, care of the aged, information technology and drug distribution and vaccines. Biotechnology companies are subject to governmental regulation of their products and services, a factor which could have a significant unfavorable effect on the price and availability of such products or services.

Furthermore, such companies face the risk of patent protection for drug or medical products and the risk that rapid technological advances, which are typical within the industry, will render their products obsolete. The success of certain issuers depends on the commercial viability of a limited number of products or services. The research and development costs of bringing a drug, product or service to market are substantial, and include lengthy governmental review processes and rigorous clinical testing with no guarantee that the drug, product or service will ever come to market or will achieve acceptance by the medical community if brought to market. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

Legislative proposals concerning health care have been under consideration by state and federal legislatures in recent years. These proposals span a wide range of topics, including costs and price controls (which might include a freeze on the prices of prescriptioris drugs), national health insurance, incentives for competition in providing health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. It is impossible to predict the effect of any of these proposals, if adopted, on the issuers of the Securities.

Certain of the Securities in the Trust are issued by companies with small market capitalizations. Accordingly, an investment in Units of the Trust should be made with an understanding of the risks of small capitalization companies. Smaller companies often have rates of sales, earnings, growth and share price appreciation that exceed those of larger companies; however, such companies also generally have limited product lines, markets or financial resources. Investors should note that stocks of smaller companies often have limited marketability and typically experience more market price volatility than stocks or larger companies. Accordingly, no assurance can be made that upon redemption or termination of the Trust the value of the Securities (and therefore the net asset value of Units) will be greater than or equal to the value at the time a Unitholder purchased Units.

The principal trading market for certain of the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Managing Underwriter or the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

In the opinion of the Managing Underwriter, certain of the Equity Securities included in the Trust which may have the highest potential for capital appreciation also from time to time may experience limited purchase or sale availability in the market place. In anticipation of this possibility, the Managing Underwriter intends to make a market in said Equity Securities to facilitate the creation of subsequent deposits for this Trust which may have an impact on the price at which Units are valued during the initial offering period. In addition, upon termination of the Trust, this potential limited daily trading volume may result in negative market price consequences for the Trust stemming from the liquidation of a significant amount of these Equity Securities. The Sponsor will attempt to mitigate these consequences with a longer liquidation period (not to exceed 30 days) for these Equity Securities at the Trust's termination than might be required for the other Equity Securities included in the Trust. However, these procedures may be insufficient or unsuccessful in avoiding such negative price consequences.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entail, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. The perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, generally have inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights of liquidation which are senior to those of common stockholders.

TAX STATUS

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The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.

2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested.

3. Each Unitholder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Equity Security held by the Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Equity Securities. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to an Equity Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" . A Unitholder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, in general, will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the "trade date" ) is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Equity Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

The Revenue Reconciliation Act of 1993 (the "Act" ) raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that would recharacterize capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Equity Securities represented by a Unit.

Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not of loss). Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units" , under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind Distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In Kind Distribution with respect to each Equity Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Equity Securities. An "
Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Equity Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Equity Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Equity Security.

A Unitholder's tax basis in his Units and his pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified by the Internal Revenue Service that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.

It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits. Legislative proposals have been made which would impose a required holding period for such credits.

At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

In the opinion of Kroll & Tract LLP, special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders" ) with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

TRUST OPERATING EXPENSES

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Compensation of Sponsor, Evaluator and Managing Underwriter. The Sponsor will not receive any fees in connection with its activities relating to the Trust. The Evaluator shall receive that evaluation fee set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolio. Such fee may exceed the actual cost of providing such evaluation services for this Trust, but at no time will the total amount paid to the Evaluator for providing evaluation services to unit investment trusts of which Van Kampen American Capital Distributors, Inc. acts as Sponsor in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. As Supervisor for the Trust, the Managing Underwriter will receive an annual supervisory fee which is not to exceed the amount set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of the Units outstanding at the end of the month of such calculation) for providing portfolio supervisory services for the Trust. Such fee may exceed the actual cost of providing such supervision services for this Trust, but at no time will the total amount paid to the Managing Underwriter for providing portfolio supervision services to unit investment trusts for which Principal Financial Securities, Inc. is the principal underwriter in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. The foregoing fees will be payable as described under "General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer
Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Managing Underwriter will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Equity Securities as described under "Public Offering--Sponsor and Managing Underwriter Compensation."

Trustee's Fee. For its services the Trustee will receive an annual fee from the Trust as set forth under "Summary of Essential Financial
Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation). The Trustee's fees are payable as described under "General" below. The
Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less
Rent of Shelter" in the Consumer Price Index published by the United
States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration."

Miscellaneous Expenses. Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over the life of the Trust. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders,
(f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) accrual of costs associated with liquidating the securities and (h) expenditures incurred in contacting Unitholders upon termination of the Trust. The expenses set forth herein are payable as described under "General" below.

General. During the initial offering period of the Trust, all of the fees and expenses will accrue on a daily basis and will be charged to the Trust, in arrears, at the end of the initial offering period. After the initial offering period of the Trust, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust, in arrears, on a monthly basis as of the tenth day of each month. The fees and expenses are payable out of the Capital Account. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. It is expected that the balance in the Capital Account will be insufficient to provide for amounts payable by the Trust and that Equity Securities will be sold from the Trust to pay such amounts. These sales will result in capital gains or losses to Unitholders. See "Tax Status" .

PUBLIC OFFERING

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General. Units are offered at the Public Offering Price. The Public Offering
Price is based on the aggregate underlying value of the Securities in the Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is equal to the difference between the maximum total sales charge for the Trust of 4.5% of the Public Offering Price and the maximum deferred sales charge for the Trust ($0.20 per Unit). The monthly deferred sales charge ($0.0333 per Unit) will begin accruing on a daily basis on January 22, 1998 and will continue to accrue through July 21, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing February 22, 1998 and will be charged on the 22nd day of each month thereafter through July 22, 1998. If any deferred sales charge payment date is not a business day, the payment will be charged to the Trust on the next business day. Unitholders will be assessed only that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.5% of the Public Offering Price (4.712% of the aggregate value of the Securities in the Trust less the deferred sales charge). The sales charge for secondary market transactions is described under "Offering Price" below.

The sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring the at least 10,000 Units as follows:

                   Dollar Amount of Sales Charge Reduction
Number of Units    Per Unit
------------------ -------------------------------------------
10,000 - 24,999...  $.05
25,000 - 49,999...  $.10
50,000 - 99,999...  $.15
100,000 or more...  $.20

Any sales charge reduction will primarily be the responsibility of the selling Managing Underwriter, broker, dealer or agent.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Equity Securities in the Trust.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Equity Securities an amount equal to the difference between the maximum total sales charge of 4.5% of the Public Offering Price and the maximum deferred sales charge ($0.20 per Unit) and dividing the sum so obtained by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Income and Capital Accounts. This computation produced a gross underwriting profit equal to 4.5% of the Public Offering Price. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Equity Securities in the Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Managing Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the maximum total sales charge for the Trust of 4.5% of the Public Offering Price and the maximum deferred sales charge for the Trust ($0.20 per Unit) and will be assessed a deferred sales charge of $0.0333 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering--General" . The Managing Underwriter currently does not intend to maintain a secondary market after January 22, 2001. Commencing on July 22, 1998, the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 4.0% of the Public Offering Price and will be reduced by .5 of 1% on each subsequent July 22, to a minimum sales charge of 3.5%.

The value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

In offering the Units to the public, neither the Sponsor, the Managing Underwriter nor any broker-dealers are recommending any of the individual Equity Securities in the Trust but rather the entire pool of Equity Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Managing Underwriter at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Any quantity discount provided to investors will be borne by the Managing Underwriter as indicated under "General" above. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units on the Initial Date of Deposit of 3.50%. After the Initial Date of Deposit, broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.20%. For secondary market transactions, the concession or agency commission will amount to 70% of the sales charge applicable to the transaction.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 200 Units (100 Units for a tax-sheltered retirement plan). The Managing Underwriter reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of any concession to registered representatives from time to time.

Sponsor and Managing Underwriter Compensation. The Managing Underwriter will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discounts provided to investors will be borne by the Managing Underwriter as indicated under " General" above. The Sponsor will receive from the Managing Underwriter the excess of such gross sales commission over the Managing Underwriter's discount. The Managing Underwriter will be allowed a discount in connection with the distribution of Units underwritten during the initial offering period of 3.5%.

In addition, the Managing Underwriter will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Equity Securities by the Managing Underwriter and the cost of such Equity Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Portfolio." The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Equity Securities in the Trust portfolio. The Sponsor and the Managing Underwriter may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Equity Securities in the Trust after a date of deposit, since all proceeds received from the sale of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor or Managing Underwriter.

A person will become the owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor or Managing Underwriter prior to the date of settlement for the purchase of Units may be used in the Sponsor's or Managing Underwriter's business and may be deemed to be a benefit to the Sponsor or Managing Underwriter, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Managing Underwriter intends to maintain a secondary market for Units of the Trust for the period indicated. In so maintaining a market, the Managing Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Managing Underwriter will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is not obligated to do so, the Managing Underwriter intends to maintain a secondary market for the Units offered hereby and offer continuously to purchase Units at prices subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units" ). If the supply of Units exceeds demand or if some other business reason warrants it, the Managing Underwriter may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. It is the current intention of the Managing Underwriter not to maintain a secondary market after January 22, 2001. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Tax-Sheltered Retirement Plans. Units of the Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase for tax-sheltered retirement plans is 100 Units.

RIGHTS OF UNITHOLDERS

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General. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust will be evidenced by book entry unless a Unitholder makes a written request to the Managing Underwriter that ownership be evidenced by certificates. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer of interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by the Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Equity Securities, etc.) are credited to the Capital Account. Proceeds from the sale of Equity Securities to meet redemptions of Units shall be segregated within the Capital Account from proceeds from the sale of Equity Securities made to satisfy the fees, expenses and charges of the Trust.

The Trustee will distribute any income received with respect to any of the Equity Securities in the Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates. See "Summary of Essential Financial Information." Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will (except as hereinafter provided) be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Equity Securities after a record date and prior to the following distribution date will be held in the Capital Account of the Trust and not distributed until the next distribution date applicable to such Capital Account. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the twenty-fifth day of each month to holders of record on the tenth day of such month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

At the end of the initial offering period and as of the tenth day of each month thereafter, the Trustee will deduct from the Capital Account, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses" ). The Trustee also may withdraw from the Income and Capital Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

It is anticipated that the deferred sales charge will be collected from the Capital Account. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities will be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Equity Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Equity Securities held by the Trust and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his or her Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286 of a request for redemption duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash (unless the redeeming Unitholder elects an "In Kind
Distribution" as described below) an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units as of the Evaluation Time set forth under "Summary of Essential Financial Information." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Equity Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.

Unitholders in the Trust tendering 2,500 or more Units for redemption may request from the Trustee in lieu of a cash redemption a distribution in kind ("In Kind Distribution" ) of an amount and value of Equity Securities per Unit equal to the Redemption Price per Unit as determined as of the next evaluation following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the Equity Securities comprising the Trust portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unitholder's In Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of the Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Equity Securities according to the criteria discussed above.

To the extent that Equity Securities are redeemed in kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when the Equity Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Equity Securities in the portfolio at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Tax Status."

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "
Summary of Essential Financial Information." The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand, (ii) the value of the Equity Securities and (iii) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) any remaining deferred sales charge and accrued expenses of the Trust. The Evaluator may determine the value of the Equity Securities in the Trust in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities of the Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable or inappropriate as a basis for valuation, the evaluations generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION

--------------------------------------------------------------------------
Managing Underwriter Purchases of Units. The Trustee shall notify the Managing Underwriter of any Units tendered for redemption. If the Managing Underwriter's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Managing Underwriter may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Managing Underwriter will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Managing Underwriter which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolio of the Trust is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trust will not be managed, the Trust Agreement does provide that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Equity Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by the Trust in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "Trust Portfolio--General" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Equity Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Equity Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the individual issues of Equity Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in such Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of the Trust then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding or by the Trustee when the value of the Equity Securities owned by the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the " Summary of Essential Financial Information." The Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Managing Underwriter or the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the value of the Equity Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor and/or the Managing Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Equity Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. At least 60 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Trust and will include with such notice a form to enable Unitholders owning 2,500 or more Units to request an In Kind Distribution rather than payment in cash upon the termination of the Trust. To be effective, this request must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the Equity Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Equity Securities will be paid in cash. Unitholders with less than 2,500 Units and Unitholders not requesting an In Kind Distribution will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Trust his pro rata share of the balance of the Income and Capital Accounts.

The Sponsor will attempt to sell Securities as quickly as possible commencing on the Mandatory Termination Date without in the judgment of the Sponsor materially adversely affecting the market price of the Securities. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities; for highly liquid Securities, the Securities will generally be sold on the Mandatory Termination Date; for less liquid Securities, on each of the first two days subsequent to the Mandatory Termination Date, the amount of any underlying Securities will generally be sold at a price no less than 1/2 of one point under the closing sale price of those Securities on the preceding day. Thereafter, the Sponsor intends to sell without any price restrictions at least a portion of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the one month period following the Mandatory Termination Date.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor, Supervisor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Managing Underwriter. Principal Financial Securities, Inc., is a leading U.S. investment banking and full-service securities brokerage firm based in Dallas. A member of the New York Stock Exchange and SIPC, Principal Financial Securities has 53 branch offices in 15 states throughout the Southwest, Midwest and West. Principal Financial Securities is a member of The Principal Financial Group, a diversified family of insurance and financial services companies with over $60 billion in assets under management.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Group Inc.

On May 31, 1997, Morgan Stanley Group Inc. merged with and into Dean Witter, Discover & Co. to create Morgan Stanley, Dean Witter, Discover & Co. (" MSDWD" ), a global financial services firm with a market capitalization of more than $21 billion. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management and fiduciary advice.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Equity Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ).
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Equity Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

--------------------------------------------------------------------------
Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Kroll & Tract LLP has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statement of condition and the related securities portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc.
and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 67 (Principal Financial Securities, Inc. Biotechnology Trust, Series 1):

We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 67 (Principal Financial Securities, Inc. Biotechnology Trust, Series 1) as of July 22, 1997. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 67 (Principal Financial Securities, Inc. Biotechnology Trust, Series 1) as of July 22, 1997, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Chicago, Illinois
July 22, 1997

PRINCIPAL FINANCIAL SECURITIES, INC. BIOTECHNOLOGY TRUST, SERIES 1
STATEMENT OF CONDITION
As of July 22, 1997

INVESTMENT IN SECURITIES

Contracts to purchase Securities <F1>................. $
Organizational costs <F2>.............................
                                                       ------------
Total................................................. $
                                                       ============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--.........................................
Accrued organizational costs <F2>..................... $
Deferred sales charge liability <F3>.................. $
Interest of Unitholders-- ............................
Units of fractional undivided interest outstanding:...
Cost to investors <F4>................................ $
Less: Gross underwriting commission <F4><F5>..........
                                                       ------------
Net interest to Unitholders <F4>......................
                                                       ------------
Total................................................. $
                                                       ============

==========

<F1>The aggregate value of the Equity Securities listed under "Portfolio"
herein and their cost to the Trust are the same. The value of the Equity Securities is determined by Interactive Data Corporation on the basis set forth under "Public Offering--Offering Price." The contracts to purchase Equity Securities are collateralized by an irrevocable letter of credit of $_____ which has been deposited with the Trustee.

<F2>The Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over the life of the Trust. Organizational costs have been estimated based on a projected trust size of $_____. To the extent the Trust is larger or smaller, the estimate will vary.

<F3>Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering."

<F4>The aggregate public offering price and the aggregate sales charge of 4.5% are computed on the basis set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor and Managing Underwriter Compensation" and assume all single transactions involve less than 10,000 Units. For single transactions involving more than 10,000 Units, the sales charge is reduced
(see "Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F5>Assumes the maximum sales charge.

PRINCIPAL FINANCIAL SECURITIES, INC. BIOTECHNOLOGY TRUST, SERIES 1
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 67)
as of the Initial Date of Deposit: _____, 1997

                                                               Estimated
                                                               Annual
                                                  Market       Dividends    Cost of
Number                                            Value per    per Share    Securities
of Shares    Name of Issuer <F1>*                 Share <F2>   <F2>         to Trust <F2>
------------ -----------------------------------  ----------   ---------    -------------
             Advanced Tissue Sciences, Inc.       $            $             $
             Affymetrix, Inc.
             Agouron Pharmaceuticals, Inc.
             Amgen, Inc.
             Amylin Pharmaceuticals, Inc.
             Arris Pharmaceutical Corporation
             Biogen, Inc.
             Centocor, Inc.
             Chiron Corporation
             Genzyme Corporation
             Gilead Sciences, Inc.
             Guilford Pharmaceuticals, Inc.
             Human Genome Sciences, Inc.
             IDEC Pharmaceuticals Corporation
             Ligand Pharmaceuticals
             Liposome Company, Inc.
             Millennium Pharmaceuticals, Inc.
             Neurocrine Biosciences, Inc.
             Neurogen Corporation
             Regeneron Pharmaceuticals, Inc.
             Transcend Therapeutics, Inc.
             Triangle Pharmaceuticals, Inc.
             Vertex Pharmaceuticals, Inc.
             Vical, Inc.
                                                                             $
============                                                                 ============

*NOTE:  The securities listed above are currently anticipated by the Managing
Underwriter to be included in the Trust portfolio. The actual portfolio is subject to change at the Initial Date of Deposit.

NOTES TO PORTFOLIO

<F1>All of the Equity Securities are represented by "regular way"
contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Equity Securities. Contracts to acquire the Equity Securities were entered into on _____, 1997 and are expected to settle on _____, 1997 (see "The Trust" ).

--------------------------------------------------------------------------
<F2>The market value of each of the Equity Securities is based on the aggregate underlying value of the Equity Securities acquired (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day prior to the Initial Date of Deposit). The aggregate value of the Trust, based on the aggregate underlying value of the Equity Securities therein on the Initial
Date of Deposit, was $_____. Estimated annual dividends are based on annualizing the most recent quarterly or semi-annual ordinary dividends declared. Other information regarding the Equity Securities in the Trust, as of the Initial Date of Deposit, is as follows:

 Cost To          Profit (Loss) To  Aggregate
 Managing         Managing          Estimated Annual
 Underwriter      Underwriter       Dividends
 -----------      ----------------  ----------------
 $                $                  $

An affiliate of the Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trust. An affiliate of the Sponsor may serve as a specialist in the stocks in the Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor or an affiliate may be an officer or director of one or more of the issuers of the stocks in the Trust. An affiliate of the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Sponsor or the Managing Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state

TABLE OF CONTENTS

Title                                       Page
Summary of Essential Financial
Information
The Trust
Objectives and Securities Selection
Trust Portfolio
Risk Factors
Tax Status
Trust Operating Expenses
Public Offering
Rights of Unitholders
Trust Administration
Other Matters
Report of Independent Certified Public
Accountants
Statement of Condition
Portfolio
Notes to Portfolio

This Prospectus contains information concerning the Trust and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Trust has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

July 22, 1997

PRINCIPAL FINANCIAL SECURITIES, INC.
BIOTECHNOLOGY TRUST, SERIES 1

Van Kampen American Capital
Equity Opportunity Trust, Series 67

Principal Financial Securities, Inc.

Fountain Place
1445 Ross Avenue, Suite 2300
Dallas, Texas 75201

Please retain this Prospectus for future reference.

                   Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:

      The facing sheet
      The Cross-Reference Sheet
      The Prospectus
      The signatures
      The consents of independent public accountants and legal counsel

The following exhibits:

1.1   Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2   Consent of Grant Thornton LLP (to be supplied by amendment).

      EX-27 Financial Data Schedule (to be supplied by amendment).
                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 67 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 17th day of June, 1997.

                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 67
                                       (Registrant)

                                    By Van Kampen American Capital
                                       Distributors, Inc.
                                       (Depositor)


                                       Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 17, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature              Title

Don G. Powell         Chairman and Chief Executive  )
                      Officer                       )


William R. Molinari   President and Chief Operating )
                       Officer                      )

Ronald A. Nyberg      Executive Vice President and  )
                      General Counsel               )

William R. Rybak      Executive Vice President and  )
                      Chief Financial Officer       )

Sandra A. Waterworth                                ) (Attorney-in-fact*)

     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.